Exhibit 1

NEWS RELEASE

First Quarter 2008 Results

June 5, 2007 – Toronto, Canada – ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its first quarter results for the period ended April 30, 2007.

Commenting on Aber’s first quarter results, Chairman and Chief Executive Officer Robert Gannicott stated,”Operationally this has been one of our strongest quarters. The Winter Road re-supply delivered the largest number of loads in its 25 year history. Diamond production set a new first quarter high despite a seasonally cold winter with recovered grades being 12% above ore reserve levels. Consolidated operating margins also improved over the prior year. Harry Winston has continued its solid growth in sales as it delivers on its planned store openings around the world to serve the growing population of wealthy consumers.”

Thomas O’Neill, President of Aber and Chief Executive Officer of Harry Winston added, “In the First Quarter 2008 we continue our solid results with a double digit increase in sales supported by strengthening gross margins.  Another new salon opened in Tokyo, Japan, while we relocated our store in Osaka to the prestigious Shinsaibashi area and expanded our store in Taipei, Taiwan.  We now have 14 Harry Winston locations throughout the world.  We continue to execute our growth strategy through new product and innovative marketing approaches together with expanding our retail store network in prime locations around the world.  We plan to open four additional stores before the end of the year.”

Chief Financial Officer, Alice Murphy commented that “Strong segment sales growth of 19% and 17% for mining and retail operations respectively increased consolidated quarterly earnings from operations compared to the prior year. Net earnings for the quarter were, however, negatively impacted by the non-cash, mark-to-market adjustment on future income taxes, resulting from the 6% strengthening of the Canadian dollar against the US dollar during the quarter. This $13.6 million mark-to-market charge to earnings compares to a future income tax recovery of $10.4 million included in our prior year’s results.”

First Quarter Highlights

Financial Highlights

	Three months ended April 30, 2007	Three months ended April 30, 2006	Twelve months ended January 31, 2007
Sales ($ millions)	141	119	559
Earnings from operations ($ millions)	36	28	147
Net Earnings ($ millions)	3	24	104
Earnings per share ($)	0.06	0.41	1.79
Cash Earnings per share ($)(1)	0.57	0.62	3.18

(1)Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.  Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis.  See “Non-GAAP Performance Measures” in the Company’s Management’s Discussion and Analysis for the three months ended April 30, 2007, for a reconciliation of earnings to cash earnings.

Production Highlights

(Aber’s 40% share of Diavik Mine production)

	Three months ended March 31, 2007	Three months ended March 31, 2006	Twelve months ended December 31, 2006
Diamond recovered (000s carats)	1,034	715	3,931
Grade (carats/tonne)	4.97	3.62	4.21
Operating costs, cash ($ millions)	25.1	21.6	97.2
Operating costs per carat, cash ($)	24	30	25

Returning Value to Shareholders

Aber is pleased to declare an eligible quarterly dividend payment of US$0.25 per share.  Shareholders of record at the close of business on June 29, 2007, will be entitled to receive payment of this dividend on July 13, 2007.

Annual Meeting of Shareholders

Aber will hold its Annual Meeting of Shareholders today at 10 AM EST at the Toronto Board of Trade located at 1 First Canadian Place, Toronto, Ontario.  Interested parties unable to attend may listen to a broadcast of the meeting and a review of Aber’s first quarter results on the internet at www.aber.ca

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Aber, and resources and reserves at the Diavik Mine, are assumptions regarding projected revenue and expense, diamond prices and mining costs. These assumptions, although considered reasonable by Aber at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

30

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine and owns one of the world’s premier retailers of diamond jewelry, Harry Winston.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer – (416) 362-2237
Investor Relations – (416) 362-2237 (ext. 244)

ABER

2008

First Quarter Report

Three Months Ended April 30, 2007

Aber Diamond Corporation

Highlights

(All figures are in United States dollars unless otherwise indicated)

Aber’s net earnings for the quarter were $3.3 million with earnings per share of $0.06 (cash earnings per share of $0.57 (1)) as compared to net earnings of $23.9 million and earnings per share of $0.41 (cash earnings per share of $0.62 (1)) for the corresponding quarter of the prior year. Net earnings for the current quarter were negatively impacted by the foreign exchange adjustment of $13.6 million, not deductible for Canadian tax purposes, applied to the provision for future income taxes payable, which is attributable to the 6% strengthening of the Canadian dollar against the US dollar during the quarter.

Operationally, this has been one of the strongest quarters in the Company’s history. Consolidated sales for the quarter increased by 19% to $141.4 million compared to $119.3 million for the prior year and consolidated gross margin for the quarter increased to 50% from 46% for the prior year.

Sales from the mining segment increased by 19% compared to the comparable quarter of the prior year.  Earnings from mining operations totalled $37.1 million compared to $25.8 million for the comparable quarter of the prior year.

Sales from the retail segment were 17% higher than the comparable quarter of the prior year.  The loss from retail operations of $1.1 million, as compared to earnings from operations of $2.4 million for the comparable quarter of the prior year, was principally impacted by certain acquisition-related costs of $2.3 million specifically attributable to the Harry Winston purchase.

Aber’s share of diamonds recovered from the Diavik Mine was 1.0 million carats for the three months ended March 31, 2007, compared to 0.7 million carats for the comparable period of the prior year.

The Company has declared a quarterly dividend of $0.25 per share to be paid on July 13, 2007 to shareholders of record on June 29, 2007.

SALES
in millions of United States dollars

EARNINGS PER SHARE
in United States dollars

CASH EARNINGS PER SHARE(1)
in United States dollars

DIAMONDS RECOVERED
ooos carats
Production from the Diavik mine Aber’s 40% share

(1)   Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See “Non-Canadian GAAP Performance Measures” in the Company’s management’s discussion and analysis for the three months ended April 30, 2007, for a reconciliation of earnings to cash earnings

ABER DIAMOND CORPORATION

Management’s Discussion and Analysis

(all figures are in United States dollars unless otherwise indicated)
Prepared as of June 5, 2007

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the three months ended April 30, 2007, and its financial position as at April 30, 2007. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2007 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2007. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2007.

The following MD&A makes reference to certain non-GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company’s financial performance. Non-GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See “Non-GAAP Performance Measures”.

Certain comparative figures have been reclassified to the current year’s presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2007, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water licence renewal, the number and timing of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Aber has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and that the Diavik Mine’s water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 15 of this interim report, as well as Aber’s annual report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time, except as required by law.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also owns a 100% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices continue to recover in the first quarter of fiscal 2008 after softening in fiscal 2007. The upward trend is due primarily to an anticipated decline in world production, with all sectors of the diamond industry expecting further pressure on supply in the coming year. Higher prices are evident in all ranges of rough diamonds but remain strongest on the larger, better-quality white goods.

The positive movement in polished diamond prices in late calendar 2006, combined with the ongoing shortage of rough diamonds, has brought renewed momentum to the diamond market. Prices for better-quality, medium-sized polished diamonds are now moving upwards, while watch manufacturers are competing for supply in the smaller size ranges. Prices for the larger, better-quality polished diamonds continue to rise, a trend that is expected to carry on in future quarters. A slight softening of demand for the lower-quality ranges of polished diamonds in the US market has been offset in part by continuing strong demand from the Indian and Chinese retail sectors.

The Retail Jewelry Market

The luxury goods segment of the retail diamond jewelry market, comprising high-end diamond jewelry and watches, continues to experience steady demand for its products, with a number of retail jewelers posting solid gains over the prior year.

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2007 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)(unaudited)

									Three	Three
									Months	Months
									Ended	Ended
	2008	2007	2007	2007	2007	2006	2006	2006	April 30,	April 30.
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2007	2006
Sales	$141,365	$154,328	$145,232	$139,962	$119,271	$125,891	$153,512	$115,699	$141,365	$119,271
Cost of sales	71,132	78,559	74,636	68,458	63,845	52,782	57,641	53,065	71,132	63,845
	70,233	75,769	70,596	71,504	55,426	73,109	95,871	62,634	70,233	55,426
Selling, general and administrative expenses	34,211	38,590	33,480	27,171	27,295	36,654	24,189	22,711	34,211	27,295
Earnings from operations	36,022	37,179	37,116	44,333	28,131	36,455	71,682	39,923	36,022	28,131
Interest and financing expenses	(6,132)	(6,441)	(5,570)	(4,805)	(4,334)	(4,511)	(3,353)	(3,668)	(6,132)	(4,334)
Other income (expense)	913	(111)	1,764	1,805	1,623	1,767	795	885	913	1,623
Foreign exchange gain (loss)	(13,292)	9,831	(1,560)	2,619	(2,106)	(5,392)	(4,184)	(2,263)	(13,292)	(2,106)
Earnings before income taxes	17,511	40,458	31,750	43,952	23,314	28,319	64,940	34,877	17,511	23,314
Income taxes	14,118	13,169	13,005	9,692	(1,036)	10,534	30,775	15,400	14,118	(1,036)
Earnings before minority interest	3,393	27,289	18,745	34,260	24,350	17,785	34,165	19,477	3,393	24,350
Minority interest	140	(5)	(86)	(5)	471	2,876	423	457	140	471
Earnings	$3,253	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$3,253	$23,879
Basic earnings per share	$0.06	$0.47	$0.32	$0.59	$0.41	$0.26	$0.58	$0.33	$0.06	$0.41
Diluted earnings per share	$0.05	$0.46	$0.32	$0.58	$0.40	$0.27	$0.57	$0.32	$0.05	$0.40
Cash dividends declared per share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25
Total assets (i)	$1,315	$1,288	$1,246	$1,116	$1,111	$1,044	$1,016	$928	$1,315	$1,111
Total long-term liabilities (i)	$408	$536	$530	$460	$460	$434	$421	$378	$408	$460

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006

Net Earnings

The first quarter earnings of $3.3 million or $0.06 per share represent a decrease of $20.6 million or $0.35 per share as compared to the results from the first quarter of the prior year due in significant part to an unrealized foreign exchange loss of $13.6 million on future income taxes payable as discussed under “Income Taxes” on page 7. The Company’s cash earnings per share for the first quarter was $0.57 compared to $0.62 in the first quarter of the prior year.

Revenue

Sales for the first quarter totalled $141.4 million, consisting of rough diamond sales of $82.8 million and sales from Harry Winston of $58.6 million. This compares to sales of $119.3 million in the comparable quarter of the prior year (rough diamond sales of $69.3 million and sales from Harry Winston of $50.0 million). The Company held two rough diamond sales in both the current quarter and the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s first quarter cost of sales was $71.1 million compared to $63.8 million for the comparable quarter of the prior year, with the majority of increase related to Harry Winston. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses have increased over the comparable period of the prior year.

SG&A expenses for the first quarter were $34.2 million as compared to $27.3 million for the comparable quarter of the prior year.

The increase of $6.9 million from the first quarter of the prior year included an increase of $1.3 million in advertising and selling expenses, an increase of $1.2 million in salaries and benefits, an increase of $0.8 million in amortization, and an increase of $0.7 million in rent and building related expenses, primarily related to the Harry Winston growth strategy. Also included was an increase of $0.6 million in other expenses and $0.1 million in professional fees. Included in the comparable quarter of the prior year was a reversal of a specific provision against accounts receivable of $2.2 million. See “Segmented Analysis” on page 8 for additional information.

Income Taxes

Aber recorded a tax expense of $14.1 million during the first quarter of fiscal 2008, compared to a tax recovery of $1.0 million in the comparable quarter of the previous year.  The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 70%, which is based on a statutory income tax rate of 34% adjusted for the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the first quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $13.6 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three Months	Three Months
	Ended April 30,	Ended April 30,
	2007	2006
Statutory income tax rate	34%	37%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Northwest Territories mining royalty (net of income tax relief)	16%	7%
Impact on change in future income tax rate	0%	(45)%
Impact of foreign exchange	29%	3%
Earnings subject to tax different than statutory rate	(5)%	(4)%
Benefits of losses not previously recognized	5%	0%
Other items	1%	(4)%
Effective income tax rate	81%	(4)%

Interest and Financing Expenses

Interest and financing expenses of $6.1 million were incurred during the first quarter compared to $4.3 million during the comparable quarter of the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income

Other income of $0.9 million was recorded during the quarter compared to $1.6 million in the comparable quarter of the prior year. Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $13.3 million was recognized during the quarter compared to a loss of $2.1 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar at quarter end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as to the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

									Three	Three
									Months	Months
									Ended	Ended
	2008	2007	2007	2007	2007	2006	2006	2006	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2007	2006

Sales	$82,752	$81,035	$90,754	$91,476	$69,308	$62,528	$112,243	$70,795	$82,752	$69,308
Cost of sales	40,516	39,413	45,461	43,256	38,749	22,780	38,929	29,759	40,516	38,749

	42,236	41,622	45,293	48,220	30,559	39,748	73,314	41,036	42,236	30,559
Selling, general and administrative expenses	5,087	7,397	4,665	4,373	4,787	8,221	4,809	3,991	5,087	4,787
Earnings from operations	$37,149	$34,225	$40,628	$43,847	$25,772	$31,527	$68,505	$37,045	$37,149	$25,772

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $82.8 million compared to $69.3 million in the comparable quarter of the prior year. The Company held two rough diamond sales in both the current quarter and the comparable quarter of the prior year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $26.0 million, non-cash operating costs of $13.1 million and private production royalties of $1.4 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The first quarter gross margin was 51% compared to 44% in the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter. Additionally, the first quarter of the prior year was negatively impacted by higher costs incurred as a result of the early closure of the 2006 winter road.

SG&A expenses for the mining segment have increased by $0.3 million from the comparable quarter of the prior year.

Retail

(expressed in thousands of United States dollars) (unaudited)

									Three	Three
									Months	Months
									Ended	Ended
	2008	2007	2007	2007	2007	2006	2006	2006	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2007	2006
Sales	$58,613	$73,293	$54,478	$48,486	$49,963	$63,363	$41,269	$44,904	$58,613	$49,963
Cost of sales	30,616	39,146	29,175	25,202	25,096	30,002	18,712	23,306	30,616	25,096
	27,997	34,147	25,303	23,284	24,867	33,361	22,557	21,598	27,997	24,867
Selling, general and administrative expenses	29,124	31,193	28,815	22,798	22,508	28,433	19,380	18,720	29,124	22,508
Earnings (loss) from operations	$(1,127)	$2,954	$(3,512)	$486	$2,359	$4,928	$3,177	$2,878	$(1,127)	$2,359

The retail segment includes sales from Harry Winston’s 14 salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Dallas, Paris, London, Geneva, Tokyo (Ginza, Omotesando and Roppongi), Osaka and Taipei.

Sales for the first quarter were $58.6 million compared to $50.0 million for the comparable quarter of the prior year. The 17% increase in Harry Winston sales relative to the same quarter of the prior year is primarily attributed to the opening of three new salons, being Tokyo (Roppongi), London and Dallas, an improved merchandising mix and the continued strength of the luxury goods sector. Sales were strong throughout the store network, with the US increasing by 15% to $24.3 million and international sales rising by 19% to $34.3 million.

Cost of sales for Harry Winston for the first quarter was $30.6 million compared to $25.1 million for the comparable quarter of the prior year. The gross margin percentage for the year was influenced by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the first quarter would have been approximately 4% higher.

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $29.1 million in the first quarter as compared to $22.5 million in the comparable quarter of the prior year. The increase of $6.6 million was due to an increase in salaries and benefits of $1.5 million primarily attributable to new salon personnel, an increase in advertising and selling expenses of $1.3 million, an increase in amortization of $0.7 million, an increase in rent and building related expenses of $0.7 million, and an increase in both other expenses and professional fees of $0.1 million. Included in the comparable quarter of the prior year was a reversal of a specific provision against accounts receivable of $2.2 million. Included in SG&A is amortization expense of $1.9 million for the three months ended April 30, 2007 compared to $1.2 million in the comparable quarter of the prior year.

Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the first calendar quarter of 2007, the Diavik Mine produced 2.6 million carats from 0.52 million tonnes of ore sourced entirely from the A-154 South kimberlite pipe.

The seasonably cold winter and improved logistics enabled the Diavik Mine to complete a successful winter road program this past quarter, with a record volume of 4,753 loads transported to the Diavik Mine site.  An alternate winter road route was pioneered this year to provide additional future capacity in the event of an early closure of the primary road.

Work has commenced on extracting a bulk sample from the A-21 pipe for diamond valuation.  Additionally, work crews continue to remove overburden and waste rock to prepare the A-418 pipe for open pit mining later in the calendar year.

The Diavik Mine continues to work with the Wek’eezhii Land and Water Board as part of the process leading to renewal of its water licence, currently expected by late summer 2007.

Aber’s 40% Share of Diavik Mine Production (reported on a one-month lag)

	Three Months	Three Months	Twelve Months
	Ended	Ended	Ended
	March 31,	March 31,	December 31,
	2007	2006	2006

Diamonds recovered (000s carats)	1,034	715	3,931
Grade (carats/tonne)	4.97	3.62	4.21
Operating costs, cash ($millions)	25.1	21.6	97.2
Operating costs per carat, cash ($)	24	30	25

Cash operating costs for the three months ended March 31, 2007 of $25.1 million increased by $3.5 million from the comparable period of the prior year, of which approximately $3.8 million was attributable to an increase in costs due in part to higher equipment maintenance costs.  This was offset by a slight weakening of the Canadian dollar against the US dollar for the three-month average ending March 31, 2007 compared to March 31, 2006.

Retail Segment

Harry Winston continues to execute its growth strategy through new product and innovative marketing approaches together with expansion of its store network in prime locations around the world. A new salon was opened in Tokyo, Japan dedicated primarily to the sale of watches and men’s jewelry products, and the Osaka, Japan salon was successfully relocated to a new flagship salon in the Shinsaibashi area. The existing Osaka salon continued to operate during the transition period and is expected to close in the second quarter of fiscal 2008. The three new salons opened in fiscal 2007, located in Dallas, London and Tokyo (Roppongi), have all performed well during the quarter.

Liquidity and Capital Resources

Working Capital

Working capital decreased to $18.2 million at April 30, 2007 from $164.0 million at January 31, 2007. As at April 30, 2007, Aber had unrestricted cash and cash equivalents of $39.5 million and contingency cash collateral and reserves of $39.2 million required under Aber’s debt arrangements compared to $54.2 million and $51.4 million, respectively, at January 31, 2007. Included in unrestricted cash and cash equivalents at April 30, 2007 was $16.4 million held at the Diavik Mine compared to $30.8 million at January 31, 2007. The decrease in working capital primarily results from the reclassification of the Harry Winston credit facility from long-term at January 31, 2007 to current at April 30, 2007.  The Harry Winston $200.0 million credit facility has a maturity date of March 31, 2008 with no scheduled repayments required before that date.

Cash Flow from Operations

During the quarter ended April 30, 2007, Aber generated $14.3 million in cash from operations, compared to $16.8 million from the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company purchased $43.6 million of inventory, increased accounts payable and accrued liabilities by $26.1 million, increased accounts receivable by $4.3 million and decreased prepaid expenses by $1.5 million.

Financing Activities

During the quarter, Aber repaid $12.5 million of its $75.0 million senior secured revolving credit facility and $3.5 million of its $100.0 million senior secured term loan that was used to finance the remaining acquisition of Harry Winston. At April 30, 2007, the Company had $92.1 million outstanding on its senior secured term facilities and $50.0 million outstanding on its senior secured revolving credit facility.

As at April 30, 2007, Harry Winston had $136.0 million outstanding on its $214.4 million credit facilities, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $21.2 million from the amount outstanding at January 31, 2007.

At April 30, 2007, $23.5 million, $8.9 million and $7.6 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Aber International N.V., its Japanese subsidiary, Harry Winston Japan, K.K., and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively. At January 31, 2007, $18.4 million, $5.8 million and $5.6 million was drawn under the Aber International N.V., Harry Winston Japan, K.K. and Aber Diamond Israel 2006 Ltd. facilities, respectively.

During the first quarter, the Company made dividend payments of $14.6 million or $0.25 per share to its shareholders.

Investing Activities

During the quarter, the Company purchased capital assets of $37.6 million, of which $29.0 million were purchased for the mining segment and $8.6 million for Harry Winston.  Also included in deferred mineral property costs were purchases of $3.8 million made during the quarter.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2007 to 2011, is approximately $240.3 million at a budgeted Canadian/US exchange rate of $0.88.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
Contractual Obligations	Total	1 Year	2–3	4–5	5 Years

Long-term debt (i) (a) (b)	$286,468	$225,149	$54,519	$1,236	$5,564
Environmental and participation agreements incremental commitments (c)	29,348	11,555	3,399	1,699	12,695
Operating lease obligations (d)	112,729	14,157	29,303	19,410	49,859
Capital lease obligations (e)	1,240	438	802	—	—
Total contractual obligations	$429,785	$251,299	$88,023	$22,345	$68,118

(i)  Excludes deferred financing costs

(a)    Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under both the $100.0 million term facilitiy and the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the original term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The scheduled repayment of the new $100.0 million senior secured term loan that was used to finance the acquisition of the balance of Harry Winston is over four equal consecutive semi-annual installments of $25.0 million and commenced on December 15, 2006. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing in September 2006. The Company’s first mortgage on real property has scheduled principal payments of $0.1 million quarterly, and may be prepaid after 2009.  On May 31, 2007, Aber amended its existing credit facility to extend the maturity date to December 15, 2009 from December 15, 2008.  The schedule of required principal repayments has been adjusted to reflect the new maturity date.

Harry Winston amended its $130.0 million credit facility and special accommodation facility of $10.0 million effective April 30, 2007 to $200.0 million, expiring on March 31, 2008, with no scheduled repayments required before that date. Included in the $200.0 million credit facility is a special accommodation facility of $10.0 million.  The amendment extends the special accommodation facility, which was to expire on April 30, 2007, to March 31, 2008.  Also included in long-term debt of Harry Winston is a 30-year loan agreement for $14.4 million to finance the construction of a new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building.

(b)   Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis, interest payments are approximated to be $20.8 million.

(c)    The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at April 30, 2007 was $52.5 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $52.5 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)   Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)    Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston exhibit space.

Outlook

The Diavik Mine is projecting to deliver approximately 10 million carats of diamond production during calendar 2007. Although most of this is expected to come from the A-154 South pipe, contributions are also expected from the A-154 North and A-418 pipes.

Bulk sampling of the A-21 kimberlite pipe and underground testing of the kimberlite pipes continues. Upon completion, results of these initiatives are expected to be incorporated into a revised mine plan and an updated mineral reserve and mineral resource statement.

Aber is expecting to hold three rough diamond sales in the second quarter, three in the third quarter and two in the fourth quarter of fiscal 2008

New salons are scheduled to be opened in Chicago, Beijing, Nagoya (Japan) and Hong Kong during the remainder of the year.  In addition, the Harry Winston watch factory located in Geneva will consolidate its operations and relocate to a new, larger dedicated facility, currently under construction, by the third quarter of fiscal 2008.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance, or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

									Three	Three
									Months	Months
									Ended	Ended
	2008	2007	2007	2007	2007	2006	2006	2006	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2007	2006
Earnings	$3,253	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$3,253	$23,879
Non-cash income tax (recovery)	(3,194)	9,932	9,057	5,016	(3,938)	10,412	31,264	12,788	(3,194)	(3,938)
Non-cash foreign exchange loss (gain)	13,461	(10,220)	1,576	(1,943)	2,970	5,201	3,656	3,618	13,461	2,970
Depreciation and amortization	19,603	17,999	19,441	17,926	13,362	7,697	16,662	17,472	19,603	13,362
Cash earnings	$33,123	$45,005	$48,905	$55,264	$36,273	$38,219	$85,324	$52,898	$33,123	$36,273
Cash earnings per share	$0.57	$0.77	$0.84	$0.95	$0.62	$0.66	$1.47	$0.91	$0.57	$0.62

Related Parties

Transactions with related parties for the three months ended April 30, 2007 include $0.4 million of rent ($0.4 million for the three months ended April 30, 2006) relating to the New York salon, payable to a Harry Winston employee.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. Excluding adoption of the new standards for financial instruments described below, there have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2007.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

The adoption of these new accounting standards has not had a material impact on the financial position of the Company. For a description of new standards and the impact on the Company’s financial statements, please see note 2 to the consolidated financials statements on page 24 of this report.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy or the occurrence of terrorist activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While Aber anticipates that DDMI, which is also the operator of the Diavik Mine, will be able to renew the licence, there can be no guarantee that DDMI will be able to renew this licence or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in-transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2007 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in Northern Alberta.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Expansion of the Existing Salon Network

A key component of the Company’s Harry Winston strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston. There can be no assurance that the expansion of Harry Winston’s salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact Aber’s results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Aber, through its ownership of Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Outstanding Share Information

As at April 30, 2007

Authorized	Unlimited
Issued and outstanding shares	58,362,198
Fully diluted	58,991,348
Weighted average outstanding shares	58,362,128
Options outstanding	1,629,220

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	April 30,	January 31,
	2007	2007
	(unaudited)

Assets
Current assets:
Cash and cash equivalents (note 4)	$39,528	$54,174
Cash collateral and cash reserves (note 4)	39,189	51,448
Accounts receivable	17,600	13,297
Inventory and supplies (note 5)	317,318	273,736
Advances and prepaid expenses	19,774	21,275
	433,409	413,930
Deferred mineral property costs	184,637	188,058
Capital assets	412,584	384,532
Intangible assets, net	133,897	134,320
Goodwill	97,207	98,142
Other assets	17,509	18,187
Future income tax asset	36,110	50,745
	$1,315,353	$1,287,914
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$150,018	$124,747
Bank advances	40,047	29,776
Current portion of long-term debt	225,149	95,434
	415,214	249,957
Long-term debt	60,460	185,446
Future income tax liability	328,358	333,498
Other long-term liability	1,087	—
Future site restoration costs	17,402	17,200
Minority interest	225	85
Shareholders’ equity:
Share capital (note 7)	305,208	305,165
Contributed surplus	15,107	14,922
Retained earnings (note 3)	154,285	165,625
Accumulated other comprehensive income	18,007	16,016
	492,607	501,728
Commitments and guarantees (note 8)
	$1,315,353	$1,287,914

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

For the quarter ended	April 30, 2007	April 30, 2006
Sales	$141,365	$119,271
Cost of sales	71,132	63,845
	70,233	55,426
Selling, general and administrative expenses	34,211	27,295
Earnings from operations	36,022	28,131
Interest and financing expenses	(6,132)	(4,334)
Other income	913	1,623
Foreign exchange loss	(13,292)	(2,106)
Earnings before income taxes	17,511	23,314
Income tax expense – Current	17,440	2,902
Income tax recovery – Future	(3,322)	(3,938)
Earnings before minority interest	3,393	24,350
Minority interest	140	471
Net earnings	$3,253	$23,879
Earnings per share
Basic	$0.06	$0.41
Diluted	$0.05	$0.40
Weighted average number of shares outstanding	58,362,128	58,161,486

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(expressed in thousands of United States dollars)(unaudited)

	April 30,	April 30,
For the quarter ended	2007	2006
Net earnings	$3,253	$23,879
Other comprehensive income
Net gain on translation of net foreign operations	1,991	894
Total comprehensive income	$5,244	$24,773

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in

Shareholders’ Equity

(expressed in thousands of United States dollars) (unaudited)

	April 30,	April 30,
For the quarter ended	2007	2006
		(Restated)
		(note 3)
Common shares
Balance at beginning of period	$305,165	$298,985
Issued during the period	43	740
Balance at end of period	305,208	299,725
Contributed surplus
Balance at beginning of period	14,922	16,934
Stock option expense	185	441
Balance at end of period	15,107	17,375
Retained earnings
Balance at beginning of period	165,625	119,630
Net income	3,253	23,879
Dividends paid	(14,593)	(14,548)
Balance at end of period	154,285	128,961
Accumulated other comprehensive income
Balance at beginning of period	16,016	16,344
Other comprehensive income	1,991	894
Balance at end of period	18,007	17,238
Total shareholders’ equity	$492,607	$463,299

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars) (unaudited)

	April 30,	April 30,
For the quarter ended	2007	2006
Operating:
Net earnings	$3,253	$23,879
Items not involving cash:
Amortization and accretion	19,603	13,362
Future income taxes	(3,194)	(3,938)
Stock-based compensation	1,282	441
Foreign exchange loss	13,461	2,970
Minority interest	140	471
Change in non-cash operating working capital	(20,219)	(20,419)
	14,326	16,766
Financing:
Repayment of long-term debt	(3,626)	(100)
Increase in revolving credit	19,011	42,643
Dividends paid	(14,593)	(14,548)
Issue of common shares	34	740
Cash advance from minority shareholder	—	1,096
	826	29,831
Investing:
Cash collateral and cash reserve	12,259	(12,505)
Deferred mineral property costs	(3,782)	(2,374)
Capital assets	(37,566)	(22,144)
Other assets	(1,091)	(98)
	(30,180)	(37,121)
Foreign exchange effect on cash balances	382	1,582
Increase in cash and cash equivalents	(14,646)	11,058
Cash and cash equivalents, beginning of period	54,174	148,116
Cash and cash equivalents, end of period	$39,528	$159,174

Change in non-cash operating working capital:
Accounts receivable	(4,285)	(1,397)
Advances and prepaid expenses	1,512	3,014
Inventory and supplies	(43,582)	(25,790)
Accounts payable and accrued liabilities	26,136	3,754
	$(20,219)	$(20,419)
Supplemental cash flow information:
Cash taxes paid	$736	$1,720
Cash interest paid	$5,743	$2,924

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

April 30, 2007 with comparative figures
(tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During fiscal 2007, Aber acquired the remaining 47.17% interest in Harry Winston Inc. (“Harry Winston”) that it did not previously own. The results of Harry Winston, located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.  The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements.  Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended January 31, 2007, since these financial statements do not include all disclosures required by Canadian generally accepted accounting principles. Excluding adoption of the new standards for financial instruments described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2007.

Changes in Accounting Policy

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

Financial Instruments

This new standard requires the Company to revalue certain of its financial assets and liabilities, including derivatives designated in qualifying hedging relationships and embedded derivatives in certain contracts, at fair value on the initial date of implementation and at each subsequent financial reporting date.

The adoption of this new standard has not had a material impact on the financial position of the Company. Under the new standard, the Company has elected to add transaction costs related to its non-revolving long-term debt to the carrying amount of the debt, which has resulted in the following adjustments to the consolidated balance sheet on February 1, 2007:

As at February 1, 2007
Increase/(Decrease)
Assets
Other assets	$(859)

Liabilities and Shareholders’ Equity
Long-term debt	$(859)
Cumulative translation adjustment	(16,016)
Accumulated other comprehensive income	16,016

This standard has had no material impact on the consolidated statement of earnings. Prior periods have not been restated.

This standard also requires the Company to classify financial assets and liabilities according to their characteristics and management’s choices and intentions related thereto for the purposes of ongoing measurement. Subsequent measurement for these assets and liabilities is based on either fair value or amortized cost using the effective interest method, depending upon their classification. In accordance with the new standard, the Company’s financial assets and liabilities are generally classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Cash collateral and cash reserves	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading	Fair value
Bank advances	Held for trading	Fair value
Long-term debt	Other liabilities	Amortized cost

Hedges

This new standard contains new rules for reporting fair value and cash flow hedges. The Company has no hedges and therefore this new standard has had no impact on the Company’s consolidated financial statements.

Comprehensive Income

This new standard requires the Company to present a new consolidated statement of comprehensive income to detail income items impacting accumulated other comprehensive income, which is reported as part of shareholders’ equity. This statement has been included above the consolidated statement of changes in shareholders’ equity.

NOTE 3:

Restatement

The Company has determined that the $7.0 million received from Tiffany in fiscal 2005 to remove certain restrictions on the resale of Aber shares owned by Tiffany should be treated as a capital transaction rather than included in other income. The impact of this correction is to reduce fiscal 2005 other income by $7.0 million, or $0.12 per share (basic and fully diluted), and to create contributed surplus of $7.0 million. Accordingly, other income, net income and earnings per share for the year ended January 31, 2005 are restated to $2.6 million, $46.1 million, $0.80 basic earnings per share and $0.78 fully diluted earnings per share, respectively. Originally this amount was classified as an operating activity rather than a financing activity in the consolidated statement of cash flows. Accordingly, cash provided by operating activities in fiscal 2005 would decrease to $143.4 million and cash used in financing activities would decrease to $54.0 million. Retained earnings at the beginning of fiscal 2006 have been restated to reflect the above.

NOTE 4:

Cash Resources

	April 30,	January 31,
	2007	2007
Diavik Joint Venture	$16,353	$30,776
Cash and cash equivalents	23,175	23,398
Total cash and cash equivalents	39,528	54,174
Cash collateral and cash reserves	39,189	51,448
Total cash resources	$78,717	$105,622

NOTE 5:

Inventory And Supplies

	April 30,	January 31,
	2007	2007
Rough diamond inventory	$26,115	$17,648
Merchandise inventory	243,692	228,157
Supplies inventory	47,511	27,931
Total inventory and supplies	$317,318	$273,736

NOTE 6:

Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at March 31, 2007 and December 31, 2006.

	April 30,	January 31,
	2007	2007
Current assets	$87,176	$66,037
Long-term assets	495,155	477,753
Current liabilities	39,457	35,671
Long-term liabilities and participant’s account	542,874	508,119

	April 30,	April 30,
Three months ended:	2007	2006
Net expense	40,101	33,757
Cash flows resulting from operating activities	(44,042)	(6,711)
Cash flows resulting from financing activities	64,272	52,069
Cash flows resulting from investing activities	(29,622)	(18,412)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 7:

Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of Shares	Amount
Balance, January 31, 2007	58,360,755	$305,165
Shares issued for:
Exercise of options	1,443	43
Balance, April 30, 2007	58,362,198	$305,208

(c)                      RSU and DSU Plans

Number of Units
Balance, January 31, 2007	233,539
Awards during the period (net):
RSU	6,053
DSU	11,335
Balance, April 30, 2007	250,927

	Three Months	Three Months
	Ended	Ended
Expense for the period:	April 30, 2007	April 30, 2006
RSU	$165	$386
DSU	(73)	136
	$92	$522

During the period, the Company granted 6,053 Restricted Share Units (“RSUs”) (net of decreases) and 11,335 Deferred Share Units (“DSUs”) under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 8:

Commitments and Guarantees

(a)                     Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2007. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at April 30, 2007 was $52.5 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)                     Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)                      Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2008	$68,284
2009	80,551
2010	81,743
2011	79,963
2012	77,755
Thereafter	132,897

NOTE 9:

Employee Benefit Plans

	Three Months	Three Months
	Ended	Ended
Expenses for the period:	April 30, 2007	April 30, 2006
Defined benefit pension plan at Harry Winston	$6	$30
Defined contribution plan at Harry Winston	210	90
Defined contribution plan at the Diavik Mine	163	178
	$379	$298

NOTE 10:

Related Parties

Transactions with related parties for the three months ended April 30, 2007 include $0.4 million ($0.4 million for the three months ended April 30, 2006) of rent relating to the New York salon, payable to a Harry Winston employee.

NOTE 11:

Subsequent Event

On May 31, 2007, Aber amended its existing credit facility to extend the maturity date to December 15, 2009 from December 15, 2008.  The schedule of required principal repayments has been adjusted to reflect the new maturity date.

NOTE 12:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended April 30, 2007.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2007	Mining	Retail	Total
Revenue
Canada	$82,752	$—	$82,752
United States	—	24,341	24,341
Europe	—	22,347	22,347
Asia	—	11,925	11,925
Cost of sales	40,516	30,616	71,132
	42,236	27,997	70,233
Selling, general and administrative expenses	5,087	29,124	34,211
Earnings (loss) from operations	37,149	(1,127)	36,022
Interest and financing expenses	(3,675)	(2,457)	(6,132)
Other income	766	147	913
Foreign exchange gain (loss)	(13,311)	19	(13,292)
Segmented earnings (loss) before income taxes	$20,929	$(3,418)	$17,511
Segmented assets as at April 30, 2007
Canada	$735,349	$—	$735,349
United States	—	464,003	464,003
Other foreign countries	5,542	110,459	116,001
	$740,891	$574,462	$1,315,353
Goodwill as at April 30, 2007	$—	$97,207	$97,207
Capital expenditures	$29,010	$8,556	$37,566
Other significant non-cash items:
Income tax recovery	$(2,683)	$(639)	$(3,322)

For the three months ended April 30, 2006	Mining	Retail	Total
Revenue
Canada	$69,308	$—	$69,308
United States	—	21,148	21,148
Europe	—	16,459	16,459
Asia	—	12,356	12,356
Cost of sales	38,749	25,096	63,845
	30,559	24,867	55,426
Selling, general and administrative expenses	4,787	22,508	27,295
Earnings from operations	25,772	2,359	28,131
Interest and financing expenses	(2,797)	(1,537)	(4,334)
Other income	1,602	21	1,623
Foreign exchange gain (loss)	(2,247)	141	(2,106)
Segmented earnings before income taxes	$22,330	$984	$23,314
Segmented assets as at April 30, 2006
Canada	$755,561	$—	$755,561
United States	—	271,878	271,878
Other foreign countries	18,727	64,544	83,271
	$774,288	$336,422	$1,110,710
Goodwill as at April 30, 2006	$—	$41,966	$41,966
Capital expenditures	$19,458	$2,686	$22,144
Other significant non-cash items:
Income tax recovery	$(3,835)	$(103)	$(3,938)

Sales to one customer in the mining segment totalled $4.6 million for the three months ended April 30, 2007 ($5.7 million for the three months ended April 30, 2006).

P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA  M5W 4T9

T416.362.2237  F416.362.2230

www.aber.ca